DENVER, COLORADO - JUNE  13, 1997                    #97-014
5:30 PM MST


CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES AMENDED
                 ANNUAL REPORT AND FORM 20-F

Consolidated Nevada Goldfields Corporation advises that the Company has filed a revised Annual Report and Form 20-F/A for the six months ended December 31, 1996 with regulatory authorities. The Annual Report and Form 20F/A will be mailed to shareholders and replaces a previous Annual Report and Form 20-F which had been filed with regulatory authorities and mailed to shareholders.

For  further  information contact James R.  Maronick,  Chief
Financial Officer and Vice President - Finance, at (303) 296
3200.


Consolidated Nevada Goldfields Corporation is a Denver based multi-national mining company with six producing mines and over 1,300 employees. The Company has proven and probable reserves of 560,000 ounces of gold, 51 million ounces of silver and 38 million pounds of copper. The Company currently trades on the Toronto exchange under the symbol KNV, on NASDAQ under the symbol KNVCF and on the Stuttgart, Frankfurt and Berlin exchanges, under the symbol CNV.

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